November 21, 2019

Roderick Wong, M.D.
Chief Executive Officer
Health Sciences Acquisitions Corporation
412 West 15th Street
Floor 9
New York, NY 10011

       Re: Health Sciences Acquisitions Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed October 2, 2019
           File No. 001-38906

Dear Dr. Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Giovanni Caruso, Esq.